

January 27, 2014

Via E-mail
Steve Pfirman
President
ChatChing, Inc.
1061 E. Indiantown Rd. #400
Jupiter, FL 33477

> **Re:** **ChatChing, Inc.**
> **Rule 424(b)(3) Prospectus**
> **Filed June 6, 2013**
> **File No. 333-176962**

Dear Mr. Pfirman:

Our review of the document referenced above has been limited to the matters addressed in the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. Your registration statement concerns a continuous offering and the registration statement which was declared effective on March 21, 2012, included the undertaking specified by Item 512(a) of Regulation S-K. The registration statement is subject to Rule 415. The prospectus supplement filed on June 6, 2013, sought to inappropriately add financial statements for the year ended September 30, 2012 to your prospectus, without the filing of the requisite post-effective amendment. Note that Item 512(a)(1) of Regulation S-K requires that any update to your prospectus required by Section 10(a)(3) be made by means of a post-effective amendment. It appears your registration statement no longer complied with Section 10(a)(3) as of January 30, 2013, and you should therefore promptly file a post-effective amendment to your registration statement that contains a current prospectus and otherwise satisfies the requirements of the applicable registration form. Alternatively, consistent with your Item 512(a) undertaking, you should file a post-effective amendment to de-register any unsold shares. For guidance, refer to Questions 113.01 and 113.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

2.	Please advise whether any sales were made under the registration statement after January 30, 2013. If such sales have been made, please provide an analysis supporting any belief that the use of the prospectus was consistent with applicable requirements of the Securities Act, including Section 10(a)(3) as well as the undertaking included in your registration statement that conforms to Item 512(a)(1)(i) of Regulation S-K.

3.	We would promptly evaluate any post-effective amendment when it is filed. You may wish to refer to Question 139.28 of our Securities Act Sections Compliance and Disclosure Interpretations which provides guidance concerning circumstances in which offers and sales under a registration statement must be suspended prior to effectiveness of a required post-effective amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 if you have any questions or, in his absence, me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
       Michael T. Williams, Esq.
       Williams Law Group P.A.